UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or Section 13(e)(1)

of the Securities Exchange Act of 1934

GRAN TIERRA ENERGY INC.

(Name of Subject Company and Filing Person (Issuer) and Name of Filing Person (Offeror))

5.00% Convertible Senior Notes due 2021

(Title of Class of Securities)

38500T AA9

(CUSIP Number of Class of Securities)

Gary S. Guidry
President and Chief Executive Officer
Suite 900, 520 – 3rd Avenue SW
Calgary, Alberta, Canada, T2P 0R3
(403) 265-3221

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with a copy to:

Hillary H. Holmes
Gibson, Dunn & Crutcher LLP
811 Main Street, Suite 3000
Houston, TX 77002
Tel: (346) 718-6600

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee*
Not Applicable	Not Applicable

*       Pursuant to General Instruction D to Schedule TO, no filing fee is required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not Applicable
Form of Registration No.:	Not Applicable
Filing Party:	Not Applicable
Date Filed:	Not Applicable

☒	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	issuer tender offer subject to Rule 13e-4 (Cross-Border Third-Party Tender Offer)

IMPORTANT INFORMATION

Attached as Exhibit 99.1 to this Schedule TO is a press release issued by Gran Tierra Energy Inc., a Delaware corporation (the “Company”) on June 4, 2019, announcing that its board of directors has approved an issuer bid (the “Offer”) pursuant to which the Company will offer to purchase for cancellation all of the issued and outstanding 5.00% Convertible Senior Notes due 2021 (being US$115 million aggregate principal amount) of Gran Tierra (the “Convertible Notes”).

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities. The Company has not commenced a tender offer for the Convertible Notes in this communication.

In connection with the Offer, the Company intends to file with the Securities and Exchange Commission (the “SEC”) an offer to purchase, issuer bid circular and a related letter of transmittal, containing the terms and conditions of the Offer and instructions for depositing such Convertible Notes, and related materials on Schedule TO (the “Offer Documents”).

This communication is not intended to be, and is not, a substitute for such filings or any other documents that the Company may file with the SEC in connection with the Offer. Holders of the Convertible Notes are urged to read the Offer Documents and its exhibits regarding the Offer when it becomes available, because it will contain important information that you should consider before making any decision regarding the Offer.

You may obtain a free copy of the Offer Documents and its exhibits and other related documents filed by the Company with the SEC at the SEC’s website at www.sec.gov, or from the Company’s website at www.grantierra.com, or from the depositary, Computershare Trust Company of Canada, at 1-800-564-6253 (toll-free in North America), at 1-514-982-7555 (collect call outside North America) or by e-mail at corporateactions@computershare.com.

Item 12. Exhibits.

Exhibit Number	Description

99.1	Press Release announcing the tender offer, dated June 4, 2019.